SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                           Southern Cone Power Limited
                        (Name of foreign utility company)






                The Commission is requested to mail copies of all Communications relating to this Notification to:


      Southern Cone Power Limited
      P.O. Box 309, Ugland House          Clifford Chance Rogers & Wells LLP
      South Church Street                 The William P. Rogers Building
      Georgetown, Grand Cayman            2001 K Street, NW
      Cayman Islands, BWI                 Washington, DC  20006-1001
      Attention: Andrew Aldridge          Attention: Ashley Meise


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands,   hereby   notifies  the  Securities  and  Exchange   Commission   (the
"Commission") that it intends to claim status, through its prospective ownership in the companies listed below on March 21, 2002 or shortly thereafter, as a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     A. The name and business address of the company claiming FUCO status is:

                  Southern Cone Power Limited
                  P.O. Box 309, Ugland House,
                  South Church Street,
                  George Town, Grand Cayman,
                  Cayman Islands, BWI

     B. The following companies own 5% or more voting interests in SCP: (1) Globeleq Holdings (Acter) Limited ("Globeleq"), a company incorporated in the Cayman Islands (70%) and (2) Scudder Latin America Power II-C LDC ("Scudder"), a company incorporated in the Cayman Islands (30%).

     SCP intends to own, through either or both Latin America Holding I, Limited ("LAHI") and Latin America Holding II, Limited ("LAHII"), both companies incorporated in the Cayman Islands and FUCOs under the Act, interests in the following companies, each of which is a FUCO under the Act:

     (1) Edegel S.A.A. ("Edegel"), which owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed capacity generation capacity is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. SCP intends to own indirectly a 24.23% interest in Edegel.

     (2) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 MW combined cycle gas turbine generator located on a site being leased from Central Costanera, S.A. ("Costanera") near Buenos Aires, Argentina. SCP intends to own indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding, Limited ("Entergy Power CBA"), a FUCO under the Act, and (b) a 3.06% interest through its indirect interest in Costanera, which is also a FUCO.

     (3) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. SCP intends to own indirectly a 6% interest in Costanera.

     (4) Compania Electrica San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A


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subsidiary of San Isidro,  Transmisora Electrica Quillota Ltda., which is also a
FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid. SCP intends to own indirectly a 25% interest in San Isidro.

     The above constitutes all of SCP's proposed interest in FUCOs within the meaning of the Act.

     C. To SCP's knowledge, the following persons currently own or, in the case of item (2), intend to own, a 5% or more voting interest or, in the case of item (14), equity interest in the following FUCOs:

1.   SCP: (a) Scudder (30.18%) (b) Globeleq (69.81%);

2.   LAHI: SCP (100%);

3.   LAHII: LAHI (100%);

4. Edegel: (a) Generandes Peru, S.A. ("Generandes") (63.56%) (b) Integra (7.28%) (c) Nueva Vida (6.57%) (d) Horizomte (5.36%) (e) Peru Privatization and Development Fund (5.00%);

5. Generandes: (a) Compania Electrica Cono Sur S.A. (59.63%) (b) Entergy Power Peru S.A. ("Entergy Power Peru") (38.13%);

6.   Entergy Power Peru: LAHI (99.9 %);

7.   Entergy Power CBA: LAHI (100%);

8. CTBA: (a) Costanera (51.05%) (b) Endesa Argentina S.A. (26.69%) (c) Entergy Power CBA (7.81%) (d) KLT Power (Bermuda) Ltd. (7.81%);

9.   Entergy S.A.: LAHI (99.9%);

10. Costanera: (a) Endesa Argentina S.A. (51.33%) (b) KLT Power Inc. (12%) (c) Entergy S.A. (6%);

11.  San Isidro: (a) Inversiones Electricas Quillota S.A.  ("Inversiones") (50%)
     (b) Empresa Nacional de Electricidad S.A. (50%);

12.  Entergy Power Chile S.A. ("Entergy Power Chile"): LAHI (99.9%);

13. Inversiones: (a) Empresa Nacional De Electricidad S.A. (50%) (b) Entergy Power Chile (50%); and

14. Transmisora Electrica Quillota Ltda.: (a) San Isidro (50%) (b) Empresa Electrica Colbun Machicura S.A (50%).

Item  2.  Domestic   Associate   Public-Utility   Companies  of  SCP  and  their
Relationship to SCP:

     There are no domestic associate "public-utility companies" of SCP within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.


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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By: /s/ Andrew Aldridge


Dated: March 21, 2002


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